Dean Witter Spectrum Series
Monthly Report
March 1999

Dear Limited Partner:

The Net Asset Value per Unit for each of the four Dean Witter Spectrum Funds as of March 31, 1999 was as follows:

Funds                    N.A.V.                   % change for month
Spectrum Global Balanced $15.98                              0.04%
Spectrum Select          $23.76                             -2.49%
Spectrum Strategic       $12.02                             -3.45%
Spectrum Technical       $15.31                             -2.51%

In Spectrum Global Balanced, a balanced portfolio of stocks, bonds and managed futures, relatively flat performance was recorded during the month as gains in the managed futures component offset losses experienced in the international stock and bond components. Gains were recorded in the energy markets from long positions in crude and gas oil futures as oil prices surged on reports of a confirmation of OPEC production cuts and on supply concerns caused by an explosion at a U.S. refinery. In the global stock index futures component, gains were recorded from long Nikkei Index futures positions as Japanese equity prices were pushed higher by positive economic factors such as low interest rates, stable overseas markets, relatively stable exchange rates and an agreement to inject public funds into the indebted banking sector. Additional gains were recorded from long S&P 500 Index futures positions as domestic equity prices increased in reaction to Wall Street reaching a major milestone during mid-month, as the Dow Jones Industrial Average hit 10,000 for the first time. In the currency markets, gains were recorded from long Mexican peso positions as its value strengthened versus the U.S. dollar on general optimism about Mexico's economy. A portion of the Fund's overall gains was offset by losses in the global interest rate futures markets from short U.S. interest rate futures positions as domestic bond prices rose during mid-month due to encouraging productivity data released by the U.S. Labor Department and on comments by Alan Greenspan that there are no obvious signs of emerging inflation pressures. In the agricultural markets, losses were recorded from short wheat futures positions as prices moved higher in response to reports that the Clinton Administration may announce the lifting of agricultural trade sanctions on Iran, Libya and North Korea.

In Spectrum Select, a Fund managed by multiple trading advisors who employ long-term technical trend-following trading systems, losses were recorded during March primarily in the global interest rate futures markets from short U.S. interest rate futures positions as domestic bond prices rose during mid-month due to encouraging productivity data released by the U.S. Labor Department and on comments by Alan Greenspan that there are no obvious signs of emerging inflation pressures. In the agricultural markets, losses were recorded from short corn futures positions as prices moved higher earlier in the month in a technical and seasonally driven rally, as well as a lack of heavy producer selling. In the metals markets, losses were experienced from long silver futures positions as prices declined mid-month after Berkshire Hathaway's annual report failed to provide any new information on the company's silver positions. A portion of the Fund's overall losses was offset by gains recorded in the energy markets from long futures positions in crude oil and its refined products, unleaded gas and heating oil, as oil prices moved significantly higher.
The substantial recovery in oil prices during the month was largely attributed to the news that both OPEC and non-OPEC countries had reached an agreement to cut total output by approximately two million barrels a day beginning April 1st. In the currency markets, gains were recorded from short Swiss franc positions as its value weakened versus the U.S. dollar as investors reasoned that the United States is the safest place to invest during the crisis in Kosovo due to the fact that it is geographically removed from the actual conflict and possesses a powerful military force. In the global stock index futures markets, gains were recorded from long S&P 500 Index futures positions as equity prices increased due to widespread favorable sentiment in the U.S. economy and robust trading momentum.

In Spectrum Strategic, a Fund managed by multiple trading advisors who employ fundamental trading methodologies, losses were recorded during March due primarily to losses in the global stock index futures markets from short S&P 500 Index futures positions as equity prices increased in reaction to Wall Street reaching a major milestone mid-month, as the Dow Jones Industrial Average hit 10,000 for the first time. In the global interest rate futures markets, losses were experienced from short German government bond futures positions as prices increased on reports that Germany's industrial production showed a sharp increase, creating hopes that Europe's biggest economy could be strengthening. In the currency markets, losses were recorded from short Japanese yen positions as the value of the yen strengthened relative to the U.S. dollar due to a repatriation of capital to Japan before fiscal year-end and positive investor reaction to the Bank of Japan's decision to leave the official discount rate unchanged. Smaller losses were experienced in the metals markets from long silver futures positions as prices declined during mid-month after Berkshire Hathaway's annual report failed to provide any new information on the company's silver positions. A portion of the Fund's overall losses was offset by gains in the energy markets from long crude oil positions as prices climbed to their highest level since October 1st. This strong upward move in energy prices was largely attributed to confirmation of OPEC production cuts and supply concerns caused by an explosion at a U.S. refinery.

In Spectrum Technical, a Fund managed by three trading advisors who employ long-term technical trend-following trading systems, losses were recorded during March primarily in the global interest rate futures markets from long Japanese government bond futures positions as bond prices dropped during mid-month following comments by Bank of Japan Governor Masaru Hayami that he expected interest rates in Japan to rise over time. Losses were also recorded earlier in the month from short U.S. interest rate futures positions as domestic bond prices rose due to encouraging productivity data released by the U.S. Labor Department and on comments by Alan Greenspan that there are no obvious signs of emerging inflation pressures. In the metals markets, losses were experienced from long silver futures positions as prices declined mid-month after Berkshire Hathaway's annual report failed to provide any new information on the company's silver positions. Losses were also recorded from short aluminum futures positions as prices increased during mid-month as good demand in the United States prompted shipments from Europe, therefore decreasing Europe's supply and later in the month from newly established long aluminum futures as prices moved lower on profit-taking. In the agricultural markets, losses were recorded from short corn futures positions as prices moved higher earlier in the month in a technical and seasonally driven rally, as well as a lack of heavy producer selling. A portion of the Fund's overall losses was offset by gains in the currency markets from short Swiss franc positions as its value weakened versus the U.S. dollar as investors reasoned that the United States is the safest place to invest during the crisis in Kosovo due to the fact that it is geographically removed from the actual conflict and possesses a powerful military force. Gains were also recorded from short euro positions as the value of the U.S. dollar hit lifetime highs versus the European common currency on the strength of the U.S. economy, concerns pertaining to the economic health of Europe and Japan and growing uncertainty about the military action in Yugoslavia. In the energy markets, gains were recorded from long futures positions in crude oil and its refined products, unleaded gas, gas oil and heating oil, as oil prices moved significantly higher on production cuts. In the global stock index futures markets, gains were recorded from long Nikkei Index futures positions as Japanese equity prices were pushed higher by positive economic factors in Japan such as low interest rates, an easing credit stance, relatively stable exchange rates and the agreement to inject public funds into the indebted banking sector.

Please be advised that during the month of April the General Partner will change each Partnership's name as follows: Dean Witter Spectrum Global Balanced L.P. will become Morgan Stanley Dean Witter Spectrum Global Balanced L.P., Dean Witter Spectrum Select L.P. will become Morgan Stanley Dean Witter Spectrum Select L.P., Dean Witter Spectrum Strategic L.P. will become Morgan Stanley Dean Witter Spectrum Strategic L.P., and Dean Witter Spectrum Technical L.P. will become Morgan Stanley Dean Witter Spectrum Technical L.P.

Should you have any questions concerning this report, please feel free to contact Demeter Management Corporation at Two World Trade Center, 62nd Floor New York , NY 10048, or your Morgan Stanley Dean Witter Financial Advisor.

I hereby affirm, that to the best of my knowledge and belief, the information contained in this report is accurate and complete. Past performance is not a guarantee of future results.

Sincerely,


Robert E. Murray
President
Demeter Management Corporation
General Partner

Historical Fund Performance
Presented below is the percentage change in Net Asset Value per Unit from the start of each calendar year the Fund has traded.  Also provided is the inception-to-date return and the annualized return since inception for the
Fund.  PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.
Funds                         Year                Return
Spectrum Global Balanced
                         1994 (2 months)                -1.7%
                         1995                22.8%
                         1996                 -3.6%
                         1997                18.2%
                         1998 16.4%
                         1999 (3 months)                -0.1%

                    Inception-to-Date Return:          59.8%
                    Annualized Return:                           11.2%

___________________________________________________________________________
__________
Spectrum Select

                         1991 (5 months)                31.2%
                         1992 -14.4%
                         1993  41.6%
                         1994   -5.1%
                         1995  23.6%
                         1996    5.3%
                         1997    6.2%
                         1998                       14.2%
                         1999 (3 months)                                 -
0.2%

                    Inception-to-Date Return:               137.6%
                    Annualized Return               12.0%
___________________________________________________________________________
__________
Spectrum Strategic

                         1994 (2 months)                 0.1%
                         1995                10.5%
                         1996                 -3.5%
                         1997                  0.4%
                         1998                       7.8%
                         1999 (3 months)                 4.1%

                    Inception-to-Date Return:                20.2%
                    Annualized Return:               4.3%
___________________________________________________________________________
__________
Spectrum Technical
                         1994 (2 months)                -2.2%
                         1995                17.6%
                         1996                18.3%
                         1997                  7.5%
                         1998                      10.2%
                         1999 (3 months)                                 -
5.0%

                    Inception-to-Date Return:                53.1%
                    Annualized Return:             10.1%
___________________________________________________________________________
__________

Dean Witter Spectrum Series
Statements of Operations
For the Month Ended March 31, 1999
(Unaudited)
                                                      Dean Witter Spectrum
Global Balanced         Dean Witter Spectrum Select
                                        Percent of
Percent of
                                        March 1, 1999                 March 1,
1999
                                 Amount Net Asset Value          Amount
Net Asset Value
                                     $        %                $            %
REVENUES
Trading Profit (Loss):
  Realized                        233,752             0.49           2,679,849
1.28
  Net change in unrealized       (154,760)           (0.33)         (6,708,244)
(3.20)
  Total Trading Results            78,992             0.16          (4,028,395)
(1.92)
Interest Income (DWR)             172,833             0.36
600,880                           0.29
  Total Revenues                  251,825             0.52
(3,427,515)                      (1.63)

EXPENSES
Brokerage fees (DWR)              181,812             0.38           1,265,987
0.61
Management fees                           49,405       0.10
523,857                           0.25
  Total Expenses                  231,217             0.48
1,789,844                         0.86

NET INCOME (LOSS)                  20,608             0.04
(5,217,359)                      (2.49)

Dean Witter Spectrum Series
Statements of Changes in Net Asset Value
For the Month Ended March 31, 1999
(Unaudited)
                        Dean Witter Spectrum Global Balanced              Dean
Witter Spectrum Select   .
                       Units          Amount    Per Unit         Units
Amount      Per Unit

                                           $          $
$          $
Net Asset Value,
 March 1, 1999         2,968,500.816  47,429,666    15.98     8,600,100.588
209,542,583   24.37
Net Income (Loss)             -           20,608       -            -
(5,217,359)  (0.61)
Redemptions              (19,980.947)   (319,296)   15.98       (73,416.853)
(1,744,384)  23.76
Subscriptions             76,783.204   1,226,996    15.98       176,085.415
4,183,789   23.76
Net Asset Value,
  March 31, 1999       3,025,303.073  48,357,974   15.98      8,702,769.150
206,764,629  23.76

The accompanying notes are an integral part of these financial statements.

Dean Witter Spectrum Series
Statements of Operations
For the Month Ended March 31, 1999
(Unaudited)
                                                             Dean Witter
Spectrum Strategic     Dean Witter Spectrum Technical.
                                        Percent of
Percent of
                                        March 1, 1999                 March 1,
1999
                                 Amount Net Asset Value          Amount
Net Asset Value
                                   $          %                $            %
REVENUES
Trading Profit (Loss):
  Realized                       (653,117)            (0.83)
4,833,681                         1.88
  Net change in unrealized     (1,571,386)            (2.05)
(9,597,775)                      (3.74)
  Total Trading Results        (2,206,503)            (2.88)
(4,764,094)                      (1.86)
Interest Income (DWR)             226,509              0.30
721,075                           0.28
  Total Revenues               (1,979,994)            (2.58)
(4,043,019)                      (1.58)

EXPENSES
Brokerage fees (DWR)              426,135      0.56             1,549,644
0.60
Management fees                   234,351      0.31               854,976
0.33

 Total Expenses                   660,486      0.87             2,404,620
0.93

NET INCOME (LOSS)              (2,640,480)    (3.45)           (6,447,639)
(2.51)

Dean Witter Spectrum Series
Statements of Changes in Net Asset Value
For the Month Ended March 31, 1999
(Unaudited)
                          Dean Witter Spectrum Strategic            Dean Witter
Spectrum Technical
                       Units          Amount    Per Unit         Units
Amount      Per Unit
                                           $          $
$          $
Net Asset Value,
 March 1, 1999         6,154,204.716  76,600,837    12.45    16,333,408.376
256,492.887   15.70
Net Income (Loss)             -       (2,640,480)   (0.43)             -
(6,447,639)  (0.39)
Redemptions              (61,215.652)   (735,812)   12.02      (162,826.717)
(2,492,877)  15.31
Subscriptions            112,595.090   1,353,393    12.02       339,097.525
5,191,582   15.31
Net Asset Value,
  March 31, 1999       6,205,584.154  74,577,938   12.02     16,509,679.184
252,743,953  15.31

The accompanying notes are an integral part of these financial statements.

Dean Witter Spectrum Series
Notes to Financial Statements
(Unaudited)

1.  Summary of Significant Accounting Policies

Organization - Dean Witter Spectrum Global Balanced L.P. ("Spectrum Global Balanced"), Dean Witter Spectrum Select L.P. ("Spectrum Select"), Dean Witter Spectrum Strategic L.P. ("Spectrum Strategic") and Dean Witter Spectrum Technical L.P. ("Spectrum Technical") (individually, a "Partnership", or collectively, the "Partnerships") are limited partnerships organized to engage in the speculative trading of futures and forward contracts, options on futures contracts and on physical commodities, and other commodities interests, including foreign currencies, financial instruments, precious and industrial metals, energy products, and agriculturals (collectively, "futures interests"). The general partner for each Partnership is Demeter Management Corporation ("Demeter"). The non-clearing commodity broker is Dean Witter Reynolds, Inc. ("DWR") and an unaffiliated clearing commodity broker, Carr Futures Inc. ("Carr"), provides clearing and execution services. Both Demeter and DWR are wholly-owned subsidiaries of Morgan Stanley Dean Witter & Co. ("MSDW").

Demeter is required to maintain a 1% minimum interest in the equity of each Partnership and income (losses) are shared by the General and Limited Partners based upon their proportional ownership interests.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition - Futures interests are open commitments until settlement date. They are valued at market and the resulting unrealized gains and losses are reflected in income. Monthly, DWR pays each Partnership interest income based upon 80% of its average daily "Net Assets" (as defined in the limited partnership agreements), for the month in the case of Spectrum Select, Spectrum Strategic and Spectrum Technical and 100% in the case of Spectrum Global Balanced. The interest rate is equal to a prevailing rate on U.S. Treasury bills. For purposes of such interest payments, Net Assets do not include monies due to the Partnership on futures interests, but not actually received.

Net Income (Loss) per Unit - Net income (loss) per Unit is computed using the weighted average number of units outstanding during the period.

Brokerage and Related Transaction Fees and Costs - Brokerage fees for Spectrum Global Balanced are accrued at a flat monthly rate of 1/12 of 4.60% (a 4.60% annual rate) of the Net Assets as of the first day of each month.

Brokerage fees for Spectrum Select, Spectrum Strategic and
Spectrum Technical are accrued at a flat monthly rate of 1/12 of 7.25% (a 7.25% annual rate) of the Net Assets as of the first day of each month.

Dean Witter Spectrum Series
Notes to Financial Statements
(Continued)



Such fee covers all brokerage fees, transaction fees and costs and ordinary administrative and continuing offering expenses.

Operating Expenses - The Partnerships incur monthly management fees and may incur incentive fees. All common administrative and continuing offering expenses including legal, auditing, accounting, filing fees and other related expenses are borne by DWR through the brokerage fees paid by each Partnership.

Income Taxes - No provision for income taxes has been made in the accompanying financial statements, as partners are individually responsible for reporting income or loss based upon their respective share of each Partnership's revenues and expenses for income tax purposes.

Distributions - Distributions, other than on redemptions of Units, are made on a pro-rata basis at the sole discretion of Demeter. No distributions have been made to date.

Continuing Offering - Units of each Partnership are offered at a price equal to 100% of the Net Asset Value per Unit as of the close of business on the last day of the month. No selling commissions or charges related to the continuing offering of Units will be paid by the Limited Partners or the Partnership. DWR will pay all such costs.

Redemptions - Limited Partners may redeem some or all of their Units at 100% of the Net Asset Value Per Unit as of the end of the last day that is six months after the closing at which a person becomes a Limited Partner, upon five business days advance notice by redemption form to Demeter. Thereafter, Units redeemed on or prior to the last day of the twelfth month after such Units were purchased will be subject to a redemption charge equal to 2% of the Net Asset Value of a Unit on the date of such redemption. Units redeemed after the last day of the twelfth month and on or prior to the last day of the twenty-fourth month after which such Units were purchased will be subject to a redemption charge equal to 1% of the Net Asset Value of a Unit on the date of such redemption. Units redeemed after the last day of the twenty-fourth month after which such Units were purchased will not be subject to a redemption charge. The foregoing redemptions charges will be paid to DWR. Redemptions must be made in whole Units, in a minimum amount of 50 Units, unless a Limited Partner is redeeming his entire interest in a Partnership.

Dean Witter Spectrum Series
Notes to Financial Statements
(Continued)

Exchanges - On the last day of the first month, which occurs more than six months after a person first becomes a Limited Partner in any of the Partnerships, and the end of each month thereafter, Limited Partners may exchange their investment among the Partnerships (subject to certain restrictions outlined in the Limited Partnership Agreement) without paying additional charges.

Dissolution of the Partnership - Spectrum Global Balanced, Spectrum Strategic and Spectrum Technical will terminate on December 31, 2035 and Spectrum Select will terminate on December 31, 2025 regardless of financial condition at such time, or at an earlier date if certain conditions occur as defined in each Partnership's Limited Partnership Agreement.

2.  Related Party Transactions

Each Partnership pays brokerage fees to DWR as described in
Note 1. Each Partnership's cash is on deposit with DWR and Carr in futures interests trading accounts to meet margin requirements as needed. DWR pays interest on these funds as described in Note 1.

3.  Trading Advisors

Demeter, on behalf of each Partnership, retains certain commodity trading advisors to make all trading decisions for the Partnerships. The trading advisors for each Partnership are as follows:

Dean Witter Spectrum Global Balanced L.P.
  RXR, Inc.

Dean Witter Spectrum Select L.P.
  EMC Capital Management, Inc.
  Rabar Market Research, Inc.
  Sunrise Capital Management, Inc.

Dean Witter Spectrum Strategic L.P.
  Blenheim Investments, Inc.
  Stonebrook Capital Management, Inc. ("Stonebrook")
  Willowbridge Associates Inc.

Spectrum Strategic terminated Stonebrook Capital Management, Inc. as a Trading Advisor on March 4, 1999. On May 1, 1999, Spectrum Strategic will add Allied Irish Capital Management, Ltd. ("AICM") as a Trading Advisor, and will allocate to AICM the assets previously managed by Stonebrook.

Dean Witter Spectrum Technical L.P.
  Campbell & Company, Inc. ) ("Campbell")
  Chesapeake Capital Corporation ("Chesapeake")
  John W. Henry & Company, Inc. ("JWH")

Dean Witter Spectrum Series
Notes to Financial Statements
(Continued)




Compensation to the trading advisors by the Partnerships consists of a management fee and an incentive fee as follows:

Management Fee - The management fee for Spectrum Global
Balanced is accrued at a rate of 5/48 of 1% of the Net Assets on the first day of each month (a 1.25% annual rate).

The management fee for Spectrum Technical is accrued at a rate of 1/3 of 1% per month of the Net Assets allocated to each trading advisor on the first day of each month (a 4% annual rate).

The management fee for Spectrum Select is accrued at a rate of one fourth of 1% per month of the Net Assets allocated to each trading advisor on the first day of each month (a 3% annual rate).

The management fee for Spectrum Strategic is accrued at a rate of 1/12 of 4% of the Net Assets allocated to each of Blenheim and Willowbridge on the first day of each month, and 1/12 of 3% of the Net Assets allocated to Stonebrook on the first day of each month (annual rates of 4% and 3% respectively).

Incentive Fee - Spectrum Global Balanced, Spectrum Strategic and Spectrum Select pay a monthly incentive fee equal to 15% of the "Trading Profits" as defined in their Limited Partnership Agreements, experienced with respect to each trading advisor's allocated Net Assets as of the end of each calendar month.

Spectrum Technical pays a monthly incentive fee equal to 15% of the Trading Profits experienced with respect to the Net Assets allocated to Campbell and JWH and 19% of the Trading Profits experienced with respect to the Net Assets allocated to Chesapeake as of the end of each calendar month.

For all Partnerships when Trading Losses are incurred, no incentive fee will be paid in subsequent months until all such losses are recovered. Cumulative trading losses are adjusted on a pro-rata basis for the net amount of each months subscriptions and redemptions.